

July 23, 2008

By facsimile to (212) 885-5001 and U.S. Mail

Mr. Kevin J. Zugibe
Chairman and Chief Executive Officer
Hudson Technologies, Inc.
P.O. Box 1541
1 Blue Hill Plaza
Pearl River, NY 10965

Re: Hudson Technologies, Inc.
          Registration Statements on Form S-3
          Filed June 26, 2008
          File No. 333-151973
          Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 and
          Subsequent Exchange Act reports
          File No. 1-13412

Dear Mr. Zugibe:

We have reviewed your filings and have the following comments. Where indicated, we think that you should revise the documents in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>S-3</u>

<u>General</u>

1.   We note that the prospectus' descriptions of the securities being offered include only general terms and provisions of the securities being offered and that Hudson Technologies will describe the particular terms and provisions of the securities being offered in one or more prospectus supplements. Consequently, we reserve the right to review any prospectus supplement subsequently filed relating to the securities being offered.

2.   We would expect any prospectus supplement to provide clear and reasonably detailed disclosure, as applicable, of these items:

- The nature and scope of any event of default provisions attached to the offered securities, with an indication of the specific types of events protected against and the specific types of events not protected against.

- If the offered securities are to be subordinated to other obligations of Hudson Technologies or its subsidiaries that would be accelerated upon the triggering of a change in control or poison put feature, the material effects of the triggered change in control or poison put option on the offered securities and their holders.

- If there is any anti-takeover device or measure relating to Hudson Technologies' equity securities, including the ability of Hudson Technologies' board of directors to issue authorized but unissued preferred stock without further shareholder action, a classification of the board of directors, and supermajority voting requirements to effect changes in the certificate of incorporation, bylaws, and other governing instruments or to approve certain corporate actions, the material effects on Hudson Technologies' debt securities, including the offered securities and their holders.

- If there is an application for a listing of the offered securities on a securities exchange, whether there is any assurance that the listing will be obtained and, if obtained, whether there is any assurance that an active trading market in the offered securities will develop or continue.

- Material United States federal income tax consequences relating to the offered securities for Hudson Technologies and holders of the offered securities.

- The current amount of the total indebtedness obligations of Hudson Technologies and its subsidiaries as of the most recent date practicable, with disclosure of any current intent or plan to incur additional indebtedness in the future.

- If Hudson Technologies' existing credit arrangements contain provisions for interest rate hedging, any material hedging risks and their material effects on the offered securities and holders of the offered securities.

- The potential material effects on the offered securities and their holders if there is a bankruptcy, insolvency, or reorganization of Hudson Technologies or its subsidiaries.

3.   Where the offered securities involve the issuance of a novel or complex security, we may have comments on the disclosure in a prospectus supplement. If Hudson Technologies is considering such an offering and would prefer our review of the disclosure in preliminary form rather than in the definitive prospectus supplement, submit the proposed prospectus supplement to us in advance of the intended offering date.

4.   Provide us written confirmation before the registration statement's effectiveness that Hudson Technologies will file:

- A tax opinion if securities are offered with original issue discount or other material tax consequences.

- Appropriate opinion(s) of counsel upon issuance of the offered securities.

About This Prospectus, page 1

5.   Move this section so that it follows the risk factors section. See Item 503(c) of Regulation S-K.

6.   Please revise to indicate that the information in your prospectus is complete.

About Hudson Technologies, Inc., page 1

7.   If Hudson Technologies intends this section to be a summary section, so indicate. Otherwise, move this section so that it follows the risk factors section. See Item 503(c) of Regulation S-K.

Risk Factors, page 2

8.   We note the statement "Additional risks and uncertainties not presently known to us or
        that we currently deem immaterial may also impair our business operations." Since
        Hudson Technologies is required to disclose all risks that it believes are material, please
        delete this statement.

Description of Preferred Stock, page 3

9.   Refer to this section's fourth paragraph. You may not qualify information in a prospectus
        on Form S-3 to an exhibit such as the certificate of incorporation or the bylaws outside
        the prospectus unless incorporation by reference or a summary of a document filed as an
        exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities
        Act. Additionally, you may not qualify information in a prospectus on Form S-3 by
        reference to New York law. Please revise. Please also apply this comment to similar
        language in your "Description of Warrants" on page 6.

10.   We note your disclosure on page 5 under "Conversion Rights" that your preferred stock
        may be convertible into "other securities." Note that shares of preferred stock may not be
        issued for "other securities" that have not been registered under the registration statement
        unless the shares convertible into the other securities are not legally exercisable
        immediately or within one year of the date of sale of the preferred stock. Also, all of the
        underlying types of securities into which the preferred stock may be converted must be
        identified with specificity in the registration statement. Please also apply this comment
        to your disclosure concerning conversion of your debt securities.

Description of Debt Securities, page 7

11.   Disclosure states that Hudson Technologies will file as exhibits to the registration
        statement or will incorporate by reference from reports that it files any indentures
        containing the terms of the debt securities being offered. Since the Trust Indenture Act
        of 1939 does not permit the qualification of an indenture after the registration statement's
        effectiveness, an indenture must be filed as an exhibit and included in the registration
        statement at the time of effectiveness. Please revise.

12.   Disclose in any applicable prospectus supplement whether the covenants or provisions of
        the governing indenture afford protection to holders of the debt securities if there is a
        highly leveraged transaction, reorganization, restructuring, merger, or similar transaction
        involving Hudson Technologies. Alternatively, disclose how lack of the covenants or
        provisions may affect adversely holders of the debt securities.

13.   Provide in any applicable prospectus supplement a description of any covenants or provisions within the governing indenture that may afford protection to holders of the debt securities if there is a highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving Hudson Technologies, including:

- The applicability of the covenants or provisions.

- The ability of Hudson Technologies' board of directors or the trustee of the governing indenture to waive the covenants or provisions.

- Whether the covenants or provisions may have limited applicability if there is a leveraged buyout initiated by or supported by Hudson Technologies, Hudson Technologies' management, or an affiliate of Hudson Technologies or Hudson Technologies' management.

Alternatively, disclose that the governing indenture lacks the covenants or provisions, with an indication of the material effects for holders of the debt securities.

14.   If a prospectus supplement relates to debt that includes a provision or term providing for redemption at the option of the holder, give appropriate consideration to whether an offer to purchase under the provision or term will constitute an issuer tender offer. If so, indicate in the prospectus supplement that the offer will comply with applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

15.   If a prospectus supplement relates to debt that includes a provision or term providing for redemption at the option of the holder or repurchase or acceleration upon the occurrence of a triggering event or failure to maintain a particular financial ratio, provide adequate disclosure of any other liabilities that would have to be repaid and any consents or waivers that would have to be obtained before or concurrently with the "triggered debt" repurchase, repayment, or acceleration, with disclosure of any other potential limitations on Hudson Technologies' financial ability to comply with its obligations arising from the occurrence.

Consolidation, Merger or Sale, page 10

16.   Quantify the words "substantially all" as used in reference to Hudson Technologies' assets. Alternatively, provide disclosure of the words' established meaning under applicable state law. If an established meaning is unavailable, provide disclosure of the consequences or effects of the uncertainty on the ability of holders of the debt securities

to determine whether a sale or other disposition of substantially all of Hudson Technologies' assets has occurred.

Plan of Distribution, page 14

17.   We note the reference to delayed delivery contracts or DDC in this section's fifth paragraph. Provide us written representations that:

- Performance by purchasers under DDC will not be a condition to performance by the relevant underwriters.

- No contingency is associated with DDC that could affect the completion of the relevant underwriting.

Information Incorporated by Reference, page 17

18.   Include Hudson Technologies' Commission file number for filings made under the Exchange Act.

Exhibit 5

19.   We note the statement "We assume no obligation to update or supplement any of the opinions set forth herein to reflect any changes of law or fact that may occur." Since the opinion must speak as of the date of the registration statement's effectiveness, delete this statement. Alternatively, file a new opinion immediately before the registration statement's effectiveness.

<center>10-KSB</center>

General

20.   Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Strategic Alliances, page 4

21.   Disclosure states that Hudson Technologies' agreement with E.I. DuPont de Nemours and Company expires April 30, 2008 and that Hudson Technologies is negotiating an extension of the agreement. As appropriate, update the disclosure in future filings.

Customers, page 5

22.   You indicate that for the years ended December 31, 2007 and 2006, one customer accounted for approximately 12% and 10% of your revenues. Please disclose the names of any customers which in the aggregate constituted 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on your business as a whole. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Year Ended December 31, 2007 as Compared to the Year Ended December 31, 2006, page 13

23.   You indicate that the increase in cost of sales was primarily due to the increase in volume and an increase in cost of certain refrigerants sold offset by a decrease in supply costs of RefrigerantSide Services performed during the period. Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item. Similarly enhance your discussions regarding the business reasons for changes in revenues between periods as well. Please refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 13

24.   On page 14, you indicate that future interest expense is not readily calculable. Please consider revising your table of contractual cash obligations to include the estimated interest payments on your debt based on prevailing rates at December 31, 2007. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

25.   On page 14, you indicate that long and short term debt includes $8.5 million outstanding under the credit facility with Keltic, which expires on or before 2010. Please tell us why there is less than $8.5 million in payments shown in the contractual obligations table on page 14 for 2008, 2009 and 2010 combined. Otherwise, please revise your table accordingly. Please also revise your table of scheduled maturities of long-term debt and capital lease obligations on page 41, as necessary.

Executive Compensation, page 20

26.   With a view toward future disclosure, please tell us the amounts upon which you based your bonus pools for 2007 and 2006.

Note 1 – Summary of Significant Accounting Policies

Revenue and Costs of Sales, page 37

27.   You indicate that your main operating divisions are RefrigerantSide Services Group and Refrigerant Product Services Group in your Frequently Asked Questions that appear on your website. Please tell us whether you consider these operating divisions to be your operating segments and why or why not. Please disclose the factors used to identify your reportable segments and the types of products and services from which each reportable segment derives its revenues in accordance with paragraph 26 of SFAS 131. Please also tell us how you met each of the aggregation criteria in paragraph 17 of SFAS 131 to include each operating segment in the reportable segment you did.

Note 9 – Commitments and Contingencies

Legal Proceedings, page 41

28.   For each legal proceeding, please tell us and revise future filings, to disclose:

- The amount of any accrual as of each balance sheet date, if necessary for an understanding of the contingency;

- The range of reasonably possible loss; or

- State that such a loss cannot be estimated.

If you believe that any losses are remote, please explain in your response.

For example, you indicate that there can be no assurance that the EPA will not change its current plans and seek to finalize the process of listing the Facility on the NPL, or that the ultimate outcome of such a listing will not have a material adverse effect on the Company's financial condition and results of operations. It is unclear, from this disclosure, whether it is reasonably possible that losses may result, regardless of your views as to whether there can be no assurance as to the ultimate outcome. Refer to paragraphs 9 to 11 and 33 to 39 of SFAS 5 and SAB Topic 5:Y.

Employment Agreements, page 43

29.   You indicate that you are the beneficiary of a "key-man" insurance policy on the life of Mr. Zugibe in the amount of $1,000,000. Please tell us whether this is a term life insurance policy or a whole life insurance policy. Please also tell us whether the policy has a cash surrender value. If so, please tell us what the cash surrender value was as of December 31, 2005, December 31, 2006, December 31, 2007, and March 31, 2008. Please also tell us how you reflect payments on your insurance policy in your statement of cash flows if you have a whole life policy.

Exhibit Index

30.   Include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

March 31, 2008 10-Q

Liquidity and Capital Resources, page 13

31.   In connection with the April 17, 2008 amendment of your credit facility with Keltic, you issued 66,667 five-year common stock purchase warrants to Keltic and 33,333 five-year common stock purchase warrants to Bridge Healthcare Finance. Please disclose how you accounted for these warrants issued in connection with the amendment of your credit facility.

Closing

As appropriate, please amend your filings in response to the comments. You may wish to provide us marked courtesy copies of the filings to expedite our review. Please furnish a cover letter tagged as correspondence with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of each pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Lesli L. Sheppard, Special Counsel, at (202) 551-3708.


Very truly yours,

Pamela A. Long
Assistant Director


cc: Robert J. Mittman, Esq.
      Ethan Seer, Esq.
      Blank Rome LLP
      405 Lexington Avenue
      New York, NY 10174